Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

2008-04-17
Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires Norwegian producer of anti-vibration tools, dated 17 April 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SANDVIK

Press Release

Sandvik acquires Norwegian producer of anti-vibration tools

Sandvik has reached an agreement with the major shareholders of the Norwegian company Teeness ASA to acquire 92.55% of the shares in the company. The acquisition price amounts to approximately SEK 197 per share (NOK 166) or a total of about SEK 240 M. Sandvik intends to acquire all shares in the company and will make the same offer to the remaining shareholders.

Based in Trondheim, Norway, Teeness is market-leading in the development and production of anti-vibration tools under the registered trademark Silent Tools®. Anti-vibration tools enhance customers' productivity and provide technological advantages when machining complex workpieces. Currently, Sandvik Coromant is the exclusive sales channel for these products. Anti-vibration tools are also becoming an increasingly important part of Sandvik Coromant's product portfolio.

The acquisition secures long-term stable ownership of Teeness and offers opportunities for larger investments in research, product development and production of anti-vibration tools. In turn, this will strengthen Sandvik's total customer offering and growth possibilities.

In 2007, Teeness had sales of approximately SEK 200 M, with 105 employees. The company will be consolidated in the Sandvik Tooling business area from the closing date of the acquisition.

"The acquisition is in line with Sandvik's long-term strategy for profitable growth. Through the acquisition, we intend to further develop and strengthen the global business for these products, particularly in the rapidly growing aerospace and energy segments," says Anders Thelin, President of Sandvik Tooling.

Morten Midjo will continue to serve as President of Teeness.

The acquisition is expected to be concluded by the end of May 2008.

Sandviken, 17 April 2008

Sandvik AB; (publ)

For further information, contact Anders Thelin, President, Sandvik Tooling business area, +46 26 26 63 84, or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2007 about 48,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for cutting operations as well as of wear parts and superabrasive components. Annual sales in 2007 were about SEK 24,7000 M, with about 16,400 employees. Approximately 5% of sales is invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials, such as diamond, cubic boron nitride and special ceramics. Well-established brands are Sandvik Coromant, Sandvik Hard Materials, Walter, Valenite, ValeniteSafety, Titex, Dormer, Prototyp, Precision Twist Drill and Diamond Innovations.

Teeness is a leading supplier and producer of anti-vibration tools and systems for metal cutting. Damped tools are designed for operations with overhang that is x times greater than the tool's diameter and offer the customer increased productivity and quality. The products are sold under the name Silent Tools, a registered trademark of Teeness. Annual sales in 2007 totaled SEK 200 M, with 105 employees. About 10% of sales is invested in R&D. Teeness has experienced an increase in demand for Silent Tools in recent years. Its operations are located in Trondheim, Norway.

END

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